

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Ladd Wilks
Chief Executive Officer
ProFrac Holding Corp.
333 Shops Boulevard, Suite 301
Willow Park, TX 76087

>   **Re: ProFrac Holding Corp.**
>   **Registration Statement on Form S-4**
>   **Filed August 30, 2022**
>   **File No. 333-267168**

Dear Mr. Wilks:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Sam Williams, Esq.